March 27, 2008

Office of the Chief Accountant
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, DC 20549 USA

Dear Sirs:

Re: American Petro-Hunter Inc.

We are the former independent auditors for American Petro-Hunter Inc., and as of March 27, 2008 we resigned our appointment as principal accountants. We have read item 4.01 which is disclosed in the Company’s Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around March 28, 2008, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no other basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

/s/ Morgan & Company

Chartered Accountants